FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 746,142,135

Date: April 30, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The month of April marked the beginning of the second quarter of 2020 for the Issuer, which was meant to coincide with the beginning of the ramp-up of its marketing and expansion plan. To that end, the Issuer added marketing executive John Roumeliotis to its management team during the period. Mr. Roumeliotis has 30 years of experience in marketing and business development, the last 11 of which were spent in China. He will be largely responsible to manage the Issuer's expansion through the conversion of loan brokerage companies into Jinxiaoer Service Centres.

Speaking of Jinxiaoer Service Centres, the Issuer added a new one during the period, which gave the Issuer its first presence in the city of Changzhou. The addition of the Changzhou Service Centre means that the Issuer's services are now offered in 5 cities, which puts it one fourth of the way toward achieving its objective of being in at least 20 cities by the end of 2020.

When they become Jinxiaoer Service Centres, each loan broker brings its sales reps, client base and banking partners to the Issuer's Lending Hub. The Lending Hub works on the concept that by pooling those assets and resources to the benefit of all of the Hub's members, and using the Hub's analytics and AI technology to automate and expedite the lending process, every member of the Hub benefits considerably more, from a revenue and cost saving perspective, than if they had not joined the Hub. During the period, recently added Jinxiaoer Service Centre, Shanghai Li Ying Investment Management, through its relationships with XiBei Rural Bank, Ping An Bank and China Construction Bank, made it possible for all Lending Hub Service Centres and their reps to submit leads and loan requests to be potentially matched with those 3 bank's lending criteria and earn income from any loans granted through the Hub by the banks.

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As expected, there will be a financial cost to the Issuer's service expansion plans. The Issuer engaged Mackie Research Capital Corporation ("Mackie") earlier this year as a financial advisor to help structure the capital it would need to fuel its expansion and operations. During the period, the Issuer announced its intension to conduct a private placement financing by selling units comprised of corporate bonds and warrants for gross proceeds of up to $10M brokered by Mackie (the "Financing"). The terms and attributes of the Financing were carefully crafted with the Issuer's future EPS in mind in order to maximize value for its shareholders.

2. Provide a general overview and discussion of the activities of management.

The Issuer's management continued to collaborate with its auditors during the period on the audit process of its year-end 2019 financial statements. However, given the exceptional circumstances created by the COVID-19 pandemic, the Issuer's management and its auditors came to the realization that filings the year-end 2019 statements by the prescribed regulatory deadline would not be possible. The Issuer's management therefore announced that it would take advantage of the 45-day grace period granted by the Canadian Securities Administrators to all listed issuers to file their financial statements due to the impact of the COVID-19 pandemic. Based on the auditors' revised expected time to complete the audit, the Issuer's management expects to file the Issuer's year-end 2019 statements on May 14, 2020.

COVID-19 may have impacted several aspects of the Issuer's business, but not its plans for profit repatriation from China to Canada. During the period, the Issuer's management began the planning of the profit repatriation process with a review of the steps to follow and by consulting with experts on the subject to ensure a smooth process when the time to execute the plan arrives.

The Issuer's management also worked with Mackie during the period to finalize the terms of the Issuer's proposed private placement financing, consisting in the sale of units of corporate bond and warrants of the Issuer for gross proceeds of $10M (the "Financing"). Once the terms were finalized, the Issuer's management and Mackie began contacting accredited prospective investors to inform them of the terms of the Financing and to accept order commitments. Finally, while this was happening, the Issuer's management, Mackie and their respective counsels collaborated to allow Mackie to conduct and complete its due diligence, as agent for the Financing, on the Issuer, its directors, managers and officers prior to the closing of the Financing.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

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4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Changzhou-based loan brokerage company Jiu Dong Ltd. agreed to become a Service Centre of the Issuer's Jinxiaoer subsidiary.

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer hired Mr. John Roumeliotis as Chief Operating Officer of its Jinxiaoer subsidiary and Chief Marketing Officer of its Chinese operations.

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11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common shares	3,000,000	Private placement consisting in the sale of 3,000,000 units at a price of $0.025 per unit.	The issue resulted in gross proceeds of $75,000 which was used for working capital purposes.
Common shares	2,400,000	Issuance of common shares for services rendered by consultants	Used to pay for services provided by consultants

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 7, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	April 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/05/07

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

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